SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Navistar International Corporation

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

63934E108

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63934E108	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,540,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,540,455
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,540,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	63934E108	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,540,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,540,455
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,540,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,335,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,335,837
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,335,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,335,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,335,837
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,335,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,335,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,335,837
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,335,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 15 Pages

Page 8 of 15 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 1, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting such item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Institutional Partners III LP (“Institutional Partners III”);

2.	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

3.	MHR Fund Management LLC (“Fund Management”);

4.	MHR Holdings LLC (“MHR Holdings”); and

5.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any shares of Common Stock that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and MHR Holdings and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and Institutional Partners III and to other affiliated entities. MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to act as the managing member of Fund Management. Current information concerning the identity and background of the officer of Institutional Advisors III, Fund Management and MHR Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 9 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The last three paragraphs of Item 3 are hereby amended by deleting such paragraphs in their entirety and replacing them with the following:

Master Account and Société Générale (“SG”) entered into a share forward transaction, dated as of June 14, 2012 (the “SG Master Account Forward Transaction”) relating to 61,292 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Master Account.

Capital Partners (100) and SG entered into a share forward transaction, dated as of June 14, 2012 (the “SG Capital Partners (100) Forward Transaction”) relating to 8,201 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Capital Partners (100).

Institutional Partners III and SG entered into a share forward transaction, dated as of June 14, 2012 (the “SG Institutional Partners III Forward Transaction” and, together with the SG Master Account Forward Transaction and the SG Capital Partners (100) Forward Transaction, the “SG Forward Transactions”) relating to 760,086 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Institutional Partners III.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting such item in its entirety and replacing it with the following:

The Reporting Persons acquired the shares of Common Stock reported herein because of their view that the shares are undervalued. The Reporting Persons intend to engage in discussions with management, and may seek to engage in discussions with others, concerning the business, operations, strategy and future plans of the Issuer.

(a) Depending upon a variety of factors, including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the Issuer’s industry and securities markets, general economic, industry, regulatory and other conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, the Reporting Persons may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, derivative transactions or otherwise.

The Reporting Persons reserve the right, from time to time, to formulate plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend from time to time to evaluate the Issuer and review their holdings of shares of Common Stock on a continuing basis and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions include, without limitation: (i) increasing or decreasing their position in the Issuer, including acquiring or disposing of other classes of the Issuer’s securities; (ii) seeking to acquire or influence control of the Issuer, the means of which may include the right to designate individuals on the Board of the Issuer; (iii) engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (iv) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock or a merger, consolidation, other business combination or reorganization involving the Issuer; or (v) taking any other action to enhance shareholder value. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

The information set forth in Item 6 below and Exhibits 2 through 7 to the Initial Schedule 13D are incorporated into this Item 4 by reference.

Page 10 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2012, which disclosed that there were 68,546,949 shares of Common Stock outstanding as of May 31, 2012.

(a) (i) Master Account may be deemed to be the beneficial owner of 701,587 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 93,795 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 795,382 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 701,587 shares of Common Stock held for the account of Master Account and (B) 93,795 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 8,540,455 shares of Common Stock held for its own account (approximately 12.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 8,540,455 shares of Common Stock (approximately 12.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 8,540,455 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 9,335,837 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) MHR Holdings may be deemed to be the beneficial owner of 9,335,837 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(viii) Dr. Rachesky may be deemed to be the beneficial owner of 9,335,837 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 701,587 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 701,587 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 93,795 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 93,795 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 795,382 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 795,382 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 8,540,455 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 8,540,455 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

Page 11 of 15 Pages

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 8,540,455 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 8,540,455 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 9,335,837 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) Not Applicable.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 22, 2012, following receipt of written notice of the early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on June 21, 2012, Institutional Partners III delivered notices to DB and SG electing to physically settle the DB Institutional Partners III Forward Transaction and SG Institutional Partners III Forward Transaction, respectively, by delivery of Common Stock.

On June 22, 2012, Master Account and Capital Partners (100) delivered a notice to DB and SG electing to physically settle the DB Master Account Forward Transaction, DB Capital Partners (100) Forward Transaction, SG Master Account Forward Transaction and SG Capital Partners (100) Forward Transaction, respectively, by delivery of Common Stock.

As required by the DB Forward Transactions and SG Forward Transactions, the settlement date for physical delivery of the 5,483,756 shares of Common Stock underlying the DB Forward Transactions and 829,579 shares of Common Stock underlying the SG Forward Transactions, respectively, will occur on or before June 29, 2012, at which time the DB Forward Transactions and SG Forward Transactions will terminate in their entirety.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Page 12 of 15 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 25, 2012, by and among Institutional Partners III, Institutional Advisors III, Fund Management, MHR Holdings and Dr. Rachesky.

Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 25, 2012	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 14 of 15 Pages

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address
Fund Management	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019
MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Institutional Advisors III	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019

Page 15 of 15 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 25, 2012, by and among Institutional Partners III, Institutional Advisors III, Fund Management, MHR Holdings and Dr. Rachesky.